UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CENTENNIAL RESOURCE DEVELOPMENT, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

John Bell

Colgate Energy Partners III, LLC

300 N. Marienfeld St., Suite 1000

Midland, Texas 79701

(432) 695-4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Sean Wheeler, P.C. and Debbie Yee, P.C.

Kirkland & Ellis LLP

609 Main St. #4700

Houston, Texas 77002

(713) 836-3600

May 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 701877 102

1.	NAMES OF REPORTING PERSONS Colgate Energy Partners III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,358,416(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,358,416 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 51,188,619 shares of Class A Common Stock, par value, $0.0001 per share (the “common stock”) of Centennial Resource Development, Inc. (“Centennial”) held of record by Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”), 12,524,331 shares of common stock held of record by REL US Centennial Holdings, LLC (“REL US”), 5,145,600 shares of common stock held of record by Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”) and 2,499,866 shares of common stock held of record by Silver Run Sponsor, LLC (“Silver Run Sponsor”). David Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C. (“Riverstone Management”) and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management. Riverstone Management is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P. (“Riverstone/Gower”), which is the sole member of Riverstone Holdings LLC (“Riverstone Holdings”) and the sole shareholder of Riverstone Holdings II (Cayman) Ltd. (“Riverstone Holdings II”). Riverstone Holdings is the managing member of Silver Run Sponsor Manager, LLC (“Silver Run Manager”), which is the managing member of Silver Run Sponsor. Riverstone Holdings is also the sole shareholder of Riverstone Energy GP VI Corp (“Riverstone Energy Corp”), which is the managing member of Riverstone Energy GP VI, LLC (“Riverstone Energy GP”), which is the general partner of Riverstone Energy Partners VI, L.P. (“Riverstone Energy Partners”), which is the general partner of Riverstone QB Holdings. Riverstone Holdings II is the general partner of Riverstone Energy Limited Investment Holdings, LP, which is the sole shareholder of REL IP General Partner Limited (“REL IP GP”), which is the general partner of REL IP General Partner LP (“REL IP”), which is the managing member of REL US. Riverstone Non-ECI GP Ltd. (“Non-ECI GP Ltd.”) is the sole member of Riverstone Non-ECI GP Cayman LLC (“Non-ECI Cayman GP”), which is the general partner of Riverstone Non-ECI Partners GP (Cayman), L.P. (“Non-ECI Cayman”), which is the sole member of Riverstone Non-ECI USRPI AIV GP, L.L.C. (“Riverstone Non-ECI GP”), which is the general partner of Riverstone Non-ECI. Non-ECI GP Ltd. is managed by Mr. Leuschen and Mr. Lapeyre, who have or share voting and investment discretion with respect to the securities held of record by Riverstone Non-ECI. For purposes of this Schedule 13D, the Silver Run Sponsor, REL US, Riverstone Non-ECI and Riverstone QB Holdings shall be referred to as the “Riverstone Holders.” This information is based upon Amendment No. 12 to the Schedule 13D filed by affiliates of the Riverstone Holders on March 11, 2022.

(2)

The Reporting Person does not own any shares of common stock. However, because the Reporting Person is a party to the Voting and Support Agreement (as defined in Item 3 below) and was granted a proxy to vote the Riverstone Holders’ shares of common stock pursuant to such agreement, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 71,358,416 shares of common stock with respect to the matters covered by the Voting and Support Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of common stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)

Calculation of percentage based on 284,810,188 shares of common stock outstanding as of February 18, 2022, as reported in Centennial’s annual report on Form 10-K filed with the SEC on February 24, 2022.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, of Centennial. The principal executive offices of Centennial are located at 1001 Seventeenth Street, Suite 1800 Denver, Colorado 80202.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of Colgate Energy Partners III, LLC, a Delaware limited liability company (the “Reporting Person” or “Colgate”).

(b) The principal business address of Colgate is 300 N Marienfeld St., Suite 1000, Midland, Texas 79701.

(c) The principal business of Colgate is the acquisition and development of oil and associated liquids-rich natural gas reserves in the Delaware Basin.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

(d)-(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) As set forth in Annex A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On May 19, 2022, Centennial, Centennial Resource Production, LLC, a Delaware limited liability company and subsidiary of Centennial (“Merger Sub” and, together with Centennial, the “Centennial Parties”), Colgate and, solely for purposes of the specified provisions therein, Colgate Energy Partners III MidCo, LLC, a Delaware limited liability company, entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions in the Business Combination Agreement, Merger Sub will merge with and into Colgate (the “Merger”), with Merger Sub surviving the Merger as a subsidiary of Centennial. Concurrently with the execution and delivery of the Business Combination Agreement, Colgate and Centennial entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with the Riverstone Holders.

The shares of common stock to which this Schedule 13D relates have not been purchased by Colgate, and no funds were expended in connection with the execution of either the Business Combination Agreement or the Voting and Support Agreement.

Item 4.	Purpose of the Transaction

(a)-(j) As an inducement to Colgate entering into the Business Combination Agreement, concurrently with the execution of the Business Combination Agreement, Colgate entered into the Voting and Support Agreement with the Riverstone Holders. The Voting and Support Agreement requires, subject to the terms and conditions thereof, that the Riverstone Holders vote their shares of common stock (i) in favor of the Proposals (as defined in the Business Combination Agreement) and (ii) against specified actions that would adversely affect, discourage or delay the Merger, including specified actions that contemplate alternative transactions. In addition, the Riverstone Holders granted Colgate an irrevocable proxy to vote their shares of common stock as provided above.

Subject to certain exceptions, the Voting and Support Agreement restricts the Riverstone Holders from selling, transferring or otherwise disposing of common stock owned by the Riverstone Holders until the termination of the Business Combination Agreement or the effective time of the Merger, whichever is earlier.

The transactions contemplated by the Business Combination Agreement may, if consummated in accordance with its terms, result in certain of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which Colgate would become a direct wholly owned subsidiary of Centennial, (ii) the number of directors constituting the full board of directors of the Issuer to be 11, (iii) the appointment of two Colgate designees to the board of directors of the Issuer, (iv) material changes in the capitalization and corporate structure of Centennial, and (v) other material changes in the Issuer’s business and corporate structure, including personnel changes to the board of directors and senior executive officers. Except for the transactions contemplated by the Business Combination Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Business Combination Agreement and the Voting and Support Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of (i) the Business Combination Agreement included as Exhibit A and (ii) the Voting and Support Agreement included as Exhibit B, each of which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of common stock. However, because of the Riverstone Holders’ obligations under the Voting and Support Agreement pursuant to which it granted a proxy to vote its shares to the Reporting Person, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 71,358,416 shares of common stock in favor of the Proposals. Thus, for purposes of Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 71,358,416 shares of common stock.

The shares of common stock subject to the Voting and Support Agreement represent approximately 25.1% of the outstanding shares of common stock, based on 284,810,188 shares of common stock outstanding as of February 18, 2022, as reported in Centennial’s annual report on Form 10-K filed with the SEC on February 24, 2022.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of common stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, none of persons listed in Annex A hereto beneficially own any shares of common stock.

(c) Except as set forth in this Schedule 13D with reference to the Business Combination Agreement and the Voting and Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of common stock during the past 60 days.

(d) The Reporting Person has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock subject to the Voting and Support Agreement. The Reporting Person has no pecuniary interest in the shares of common stock subject to the Voting and Support Agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Business Combination Agreement and the Voting and Support Agreement in Item 4 are hereby incorporated into this Item 6 by reference. Each of (i) the copy of the Business Combination Agreement included as Exhibit A and (ii) the copy of the Voting and Support Agreement included as Exhibit B is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the common stock.

Item 7.	Material to be Filed as Exhibits

A.

Business Combination Agreement, dated as of May 19, 2022, by and among Centennial Resource Development, Inc., Centennial Resource Production, LLC, Colgate Energy Partners III, LLC, and, solely for purposes of the specified provisions therein, Colgate Energy Partners III MidCo, LLC (incorporated by reference to Exhibit 2.1 to Centennial’s Current Report on Form 8-K/A (File No. 001-37697) filed with the SEC on May 19, 2022).

B.

Voting and Support Agreement, dated as of May 19, 2022, by and among Centennial Resource Development, Inc., Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P., Silver Run Sponsor, LLC and Colgate Energy Partners III, LLC. (incorporated by reference to Exhibit 10.1 to Centennial’s Current Report on Form 8-K (File No. 001-37697) filed with the SEC on May 19, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2022

COLGATE ENERGY PARTNERS III, LLC

By:	/s/ John Bell
Name:	John Bell
Title:	Senior Vice President, Commercial

Annex A

DIRECTORS OF REPORTING PERSON

The name, principal occupation or employment and citizenship of each director of the Reporting Person are set forth below. The business address of each person listed below is Colgate Energy Partners III, LLC 300 N. Marienfeld St., Suite 1000, Midland, Texas 79701.

Name	Title	Principal Occupation and Employer	Citizenship
Will Hickey	Director	Co-Chief Executive Officer of Colgate	U.S.A.
James Walter	Director	Co-Chief Executive Officer of Colgate	U.S.A.
Chris Aulds	Director	Operating Partner, Pearl Energy Investments	U.S.A.
Stewart Coleman	Director	Partner, Pearl Energy Investments	U.S.A.
David Levinson	Director	Managing Director and Chief Operating Officer, Pearl Energy Investments	U.S.A.
Craig Glick	Director	Partner, Natural Gas Partners	U.S.A.
William Quinn	Director	Managing Partner, Pearl Energy Investments	U.S.A.

EXECUTIVE OFFICERS OF REPORTING PERSON

The name, principal occupation or employment and citizenship of each executive officer of the Reporting Person are set forth below. The business address of each person listed below is Colgate Energy Partners III, LLC 300 N Marienfeld St., Suite 1000, Midland, Texas 79701.

Name	Title / Principal Occupation and Employer	Citizenship
Will Hickey	Co-Chief Executive Officer	U.S.A.
James Walter	Co-Chief Executive Officer	U.S.A.
John Bell	Senior Vice President, Commercial	U.S.A.
Brandon Gaynor	Senior Vice President, Strategy & Business Development	U.S.A.
Casey McCain	Senior Vice President, Operations	U.S.A.
Jordan Cox	Vice President of Engineering	U.S.A.
Patrick Godwin	Vice President of Land	U.S.A.
Sergio Ojeda	Vice President of Geosciences	U.S.A.
Michael Poynter	Vice President of Finance & Investor Relations	U.S.A.
Robert Shannon	Vice President & Chief Accounting Officer	U.S.A.